FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2005

EMGOLD MINING CORPORATION

(Translation of registrant's name into English)

Suite 1400 - 570 Granville Street Vancouver, B.C.  V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ......  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Emgold Mining Corporation

(Registrant)

By:/s/ Rodrigo Romo

(Signature)

Rodrigo A. Romo, Paralegal

Date: December 5, 2005

Exhibits:

Exhibit 99.1        Emgold Announces Appointment of Manager, Investor Relations - November 10, 2005

Exhibit 99.2        Emgold Attends International Prescious Metals and Commodities Fair - November 18, 2005
Exhibit 99.3        Drilling At Emgold's Stewart Property Intersects High Grad Molybdendum Mineralization - November 28, 2005

Exhibit 99.4        Table Headers On Emgold's November 28, 2005 - Novermber 29, 2005

Exhibit 99.4        Emgold - Third Quarter Results and Update - November 29, 2005

Exhibit 99.5        Notice Form 45-102F1 - November 17, 2005

Exhibit 99.6        Interim Consolidated Financial Statements

Exhibit 99.7        Management Discussion and Analysis

Exhibit 32.1        CFO Certificate

Exhibit 32.2        CEO Certificate